3/30/07



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 3 0 2007
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street Boston MA 02109
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregg M. Dooling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Auditor's report on the study and evaluation of internal controls.

x (p) Exemptive provision under Rule 15c3-3.



PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Financial Statements and Schedules

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Pioneer Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Pioneer Funds Distributor, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 28, 2007

PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Financial Condition

December 31, 2006

(Dollars in thousands)

Assets	
Cash and cash equivalents (note 2)	$ 44,425
Investments in marketable securities, at market value (cost, $14,125) (note 2)	15,289
Receivables:	
From securities brokers and dealers for sales of mutual fund shares	46,687
From the Pioneer Family of Mutual Funds	195
Due from affiliates (note 7)	21,559
Other	574
Dealer advances (net of accumulated amortization of $2,848) (note 8)	2,842
Prepaid service fees (net of accumulated amortization of $1,389) (note 8)	1,165
Deferred tax assets (note 4)	1,050
Other assets	453
Total assets	$ 134,239
Liabilities and Stockholder's Equity	
Payable to the Pioneer Family of Mutual Funds for fund shares sold	$ 46,687
Accrued expenses and accounts payable	5,528
Due to affiliates (note 7)	15
Distribution and service fees due to brokers and dealers	21,309
Total liabilities	73,539
Stockholder's equity:	
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares	—
Paid-in capital (note 6)	238,013
Accumulated deficit	(177,313)
Total stockholder's equity	60,700
Total liabilities and stockholder's equity	$ 134,239

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2006

(Dollars in thousands)

Related party revenues (note 7):	
Class B share rights revenue	$ 8,187
Other	38,641
Revenues and other income (note 2):	
Distribution revenues	5,880
Commissions:	
Mutual funds	5,317
Variable annuities	1,004
Unrealized and realized losses on marketable securities, net	1,154
Other income	2,748
Total revenues and other income	62,931
Related party expenses (notes 6 and 7):	
Cost of Class B share rights	7,385
Other	9,943
Distribution and administrative expenses:	
Salaries and related benefits	12,411
Sales and marketing	9,546
Stock option expenses	8,767
Depreciation and amortization	8,320
Other	929
Total distribution and administrative expenses	57,301
Income before provision for income taxes	5,630
Provision for income taxes (note 4)	(2,252)
Income before cumulative effect of change in accounting principle	3,378
Cumulative effect of a change in accounting for stock compensation (net of income tax benefit of $64) (note 6)	(94)
Net income	$ 3,284

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Changes in Stockholder's Equity and Comprehensive Income

Year ended December 31, 2006

(Dollars in thousands)

	Common stock					
	Number of shares	**Amount**	**Paid-in capital**	**Accumulated deficit**	**Total stockholder's equity**	**Comprehensive income**
December 31, 2005	510	$ —	229,088	(180,597)	48,491	
Capital contribution (note 6)	—	—	8,925	—	8,925	
Net income	—	—	—	3,284	3,284	$ 3,284
Comprehensive income						$ 3,284
December 31, 2006	510	$ —	238,013	(177,313)	60,700	

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2006

(Dollars in thousands)

Cash flows from operating activities:	
Net income	$ 3,284
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(1,792)
Depreciation and amortization	8,320
Unrealized and realized (gains) losses on marketable securities, net	(1,154)
Stock option expenses	8,925
Changes in operating assets and liabilities:	
Increase in receivable from securities brokers and dealers for sales of mutual fund shares	(15,732)
Decrease in receivable from the Pioneer Family of Mutual Funds	7
Increase in due from affiliates	(12,864)
Increase in other receivables	(365)
Increase in dealer advances, net	(6,167)
Increase in prepaid service fees, net	(2,554)
Increase in other assets	(263)
Increase in payable to the Pioneer Family of Mutual Funds for fund shares sold	15,732
Increase in accrued expenses and accounts payable	1,026
Decrease in due to affiliates	(9,191)
Decrease in distribution and service fees due to brokers and dealers	1,741
Total adjustments	(14,331)
Net cash used in operating activities	(11,047)
Cash flows from investing activities:	
Investments in marketable securities	2,045
Net cash provided by investing activities	2,045
Net decrease in cash and cash equivalents	(9,002)
Cash and cash equivalents, beginning of year	53,427
Cash and cash equivalents, end of year	$ 44,425

See accompanying notes to financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission.

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredito Italiano S.p.A. (UCI).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Recognition of Revenue and Expenses

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds (0.50% per annum for Class R shares) and the gains on sales of Class B share rights sold pursuant to the Class B share rights program (see notes 6 and 7). In addition, a service fee at an annual rate of 0.25% is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related party revenue primarily consists of Class B share rights revenue as well as income earned from other PGAM affiliates (see note 6). Operating expenses are recorded on the accrual basis.

(c) ***Cash and Cash Equivalents***

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2006 consist of cash of $44,405 segregated in accordance with NASD regulations and amounts invested in commercial paper.

(d) ***Investments in Marketable Securities***

Investments in marketable securities represent investments in the Pioneer Funds for which the Company acts as the distributor and are valued at the last reported net asset value. These investments are accounted for at market value and net asset value. Net realized and unrealized gains and losses are reported as such in the accompanying statement of operations.

(e) ***Valuation of Financial Instruments***

The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

(f) ***Comprehensive Income***

Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

(g) ***Concentrations of Credit Risk***

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(h) ***Share-Based Compensation***

Certain employees of the Company are eligible to participate in various stock option and incentive compensation plans established by PGAM. Stock option awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and recognizes compensation expense on a straight line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Options are re-measured and the liability is trued-up accordingly at each reporting date through the date of settlement. Consequently, compensation cost recognized at each reporting date during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payments* (SFAS 123R). The Company elected to adopt the modified prospective method as prescribed in SFAS 123R, and therefore prior

(Continued)

(Dollars in thousands)

periods have not been restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as the unvested portion of previously granted equity-based awards for which the requisite service period had not been rendered as of January 1, 2006. As these plans have been established by PGAM and not the Company, compensation expense recognized in the Company's statement of operations of $8,925 is reflected as a contribution to paid-in capital in the statement of changes in stockholder's equity and comprehensive income. Prior to January 1, 2006, the Company accounted for stock options awarded under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). No compensation expense was recorded prior to January 1, 2006. See note 6 for further discussion.

(i) ***Recently Issued Accounting Standards and Interpretations***

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* (FIN 48), effective for the Company beginning on January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently assessing the impact, if any, that will result from adopting FIN 48.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a framework for measuring fair value and requires expanded disclosure about the information used to measure fair value. The statement is effective January 1, 2008. The Company is currently assessing the impact, if any, that will result from adopting SFAS 157.

(3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-1. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-1, was $29,104 at December 31, 2006, which exceeded required net capital of $250 by $28,854.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and variable annuities. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(Continued)

(Dollars in thousands)

(4) Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax provisions (benefits) are allocated among the companies based on the income tax expenses (benefits) that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

Income tax expense consisted of the following:

Current:		
Federal	$	3,454
State		526
		3,980
Deferred:		
Federal		(1,688)
State		(104)
		(1,792)
Total tax expense	$	2,188

The provision for income taxes, as stated as a percentage of income before income taxes, consists of the following:

Federal statutory rate	35.00%
Increases in tax rate resulting from:	
State tax, net of Federal benefit	4.59
Other	0.39
Effective tax rate	39.98%

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2006

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying statement of financial condition are comprised of deferred tax assets of approximately $1,050. The approximate income tax effect of each type of temporary difference is as follows:

Deferred income tax asset:		
Compensation related	$	2,073
Other		566
Gross deferred income tax assets		2,639
Deferred income tax liabilities:		
Net unrealized gains on marketable securities		(533)
Dealer advances		(1,056)
Gross deferred income tax liabilities		(1,589)
Deferred income tax assets, net	$	1,050

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred income tax assets existing at December 31, 2006. Management believes that existing net deductible temporary differences which give rise to deferred tax assets will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2%. The Company's allocated expenses under the Benefit Plans amounted to approximately $642 for the year ended December 31, 2006.

(6) Incentive Plans

PIM USA and its subsidiaries do not have a share based compensation plan for its employees, but certain senior executives of the Company participate in several of PGAM's incentive plans.

(Dollars in thousands)

In 2001, PGAM's Board of Directors approved the 2001 Long-Term Incentive Plan (2001 LTIP) for key employees of PGAM and its subsidiaries. Each 2001 LTIP option has a three year cliff vesting period, and expiration of each grant is 10 years after grant date. Exercises of LTIP options may be settled in shares of PGAM stock or in cash, but have generally been cash settled. The options were granted at a strike price corresponding to the estimated fair value of a common share of PGAM's stock at each grant date. Following the exhaustion of the 5,000,000 options initially reserved for issuance under the 2001 LTIP, in September 2004, PGAM's Board of Directors approved a new Medium Term Incentive Plan (MITP) under which PGAM awarded new options to key employees. Options under MTIP are broadly similar to the 2001 LTIP stock options. Differences between the two plans are a shorter vesting period of less than three years and the requirement for the settlement of MTIP option exercises to be in cash, as MTIP awards are subject to a combination of call and put option agreements with UCI.

Stock option transactions under the 2001 LTIP and MTIP plans are as follows:

	Shares	Weighted average exercise price (euros)
Outstanding at January 1, 2006	128,435	45.19
Granted	—	—
Exercised	(48,414)	35.33
Forfeited	(9,000)	50.79
Outstanding at December 31, 2006	71,021	51.20
Exercisable at December 31, 2006	33,021	47.80

Changes in unvested stock options during the year ended December 31, 2006 are as follows:

	Shares	Weighted average exercise price (euros)
Nonvested at January 1, 2006	72,000	51.98
Granted	—	—
Vested	(25,000)	49.10
Forfeited	(9,000)	50.79
Nonvested at December 31, 2006	38,000	54.16

(Dollars in thousands)

The aggregate intrinsic value of the stock options outstanding as of December 31, 2006 under 2001 LTIP and MTIP plans is approximately $2,334 and the aggregate intrinsic value of stock options exercisable as of December 31, 2006 is $1,683.

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on a basis of an index which reflects, among other things, the UCI stock appreciation and the profitability of the consolidated PGAM Group of Companies. Units granted under the 2005 LTIP are linked to a weighted variation in the index with a three year vesting period and an expiration of ten years after grant date. On December 31, 2005, PGAM awarded 4,508,197 units to certain employees of the Company with a fair value of 0.1647 Euros per unit. In September 2006, PGAM awarded 3,670,635 units to certain employees of the Company with a fair value of 0.2016 Euros per unit. As of December 31, 2006, the unvested units under the 2005 LTIP totaled 8,178,832. The aggregate intrinsic value of the units outstanding under 2005 LTIP as of December 31, 2006 is $2,083. No units are exercisable as of December 31, 2006.

The fair value of each option award is estimated on the date of grant using a Hull-White binomial or trinomial model specific for employee stock options valuation method that used the following assumptions:

	2001 LTIP	MTIP	2005 LTIP
Expected term of options (years)	3 years	2.5 years	3 years
Volatility	31.7%	31.7%	12.5%
Risk free rate (zero coupon curve)	4.0	4.0	4.0
Dividend yield	0.9	0.9	1.5

As of January 1, 2006, the Company adopted SFAS 123R under the modified prospective method. Prior to January 1, 2006, the Company did not record any expense in connection with 2001 LTIP as it was designed as a fixed stock incentive plan, and the outstanding stock options had no intrinsic value as determined under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Additionally, as of December 31, 2005, the Company accounted for the MTIP as a fixed stock incentive plan and recorded no expense. In connection with the analysis for the adoption of SFAS 123R, it was discovered that all of the stock option exercises in 2005 were settled in cash by PGAM. In addition, the Company became aware of the put and call option features in the MTIP plan which required cash settlement of the options. The Company concluded that the appropriate accounting for the 2005 cash settled exercises and the vesting of the MTIP would have been to expense these costs under variable accounting method in accordance with APB 25. The Company determined that the stock option expenses of $1,787 associated with the cash settled exercises and the $3,995 associated with the vesting of the MTIP awards was immaterial to the Company's 2005 financial statements. Consequently, the Company recorded these 2005 stock compensation expenses in 2006.

Upon adoption of SFAS 123R, the Company recognized compensation expense of $94 (net of income tax benefit of $64) as a cumulative effect of a change in accounting principle associated with SFAS 123R's

(Dollars in thousands)

fair value measurement method. For the year ended December 31, 2006, the Company recorded stock option compensation of $2,984. The total intrinsic value of stock options exercised and share-based liabilities paid under 2001 LTIP during 2006 is $2,714. The total tax benefit related to the compensation cost for share-based payments recognized in the statement of operations is $120 for 2006.

(7) Related-Party Transactions

The Company has a financing arrangement with PIM, whereby PIM agrees to purchase on an ongoing monthly basis, at a premium and without recourse, the rights to receive future distribution fees and deferred sales charges on Class B shares of the Pioneer Funds issued after January 1, 2002. For the year ended December 31, 2006, the Company recognized revenue totaling $8,187 associated with such sales. The related cost associated with the underlying Class B share sales activity of the Pioneer Funds for the year ended December 31, 2006 totaled $7,385.

The Company has a service agreement with PIM to provide for the payment of certain of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software, and other administrative services to the Company. In connection with a separate service agreement, the Company charges PIM a fee to provide certain marketing and promotional services. For the year ended December 31, 2006, the Company allocated $36,299 to PIM.

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2006, the Company was allocated $9,885.

Other related party revenue of $2,342 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. Included in related-party expenses of $58 are payments made to affiliates for operating expenses incurred on the Company's behalf.

All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the Internal Revenue Service's transfer pricing regulations.

(8) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multi-class share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares) and no load shares (Class I, Class R and Class Y shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker dealers of up to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares,

(Continued)

subject to annual renewal by the participating Pioneer Funds' board of trustees. The distribution fee is 0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates ranging starting at 4% on the Class B shares and 1% for Class C shares.

The Company has an agreement with PIM to sell, at a premium, its rights to receive future distribution fees and deferred sales charges from sales of Class B shares of the Pioneer Funds (see note 6).

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

Schedule I

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2006

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	60,700
Deduct nonallowable assets:		
Receivables		769
Due from affiliates		21,559
Prepaid service fees and dealer advances		4,007
Other assets		3,092
Haircuts on securities and outstanding wire trades		3,225
Add deferred income taxes, associated with dealer advances		1,056
Net capital		29,104
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	28,854
Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II A (unaudited) Focus Report	$	25,056
Increase in paid-in capital due to stock compensation expenses (note 6)		2,984
Decrease in stock compensation liability (note 6)		70
Increase in deferred income tax liability from dealer advances and stock compensation (note 6)		994
Net capital, as adjusted	$	29,104

See accompanying independent auditors' report.

Schedule II

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation for Determination of Reserve Requirements for
Broker-Dealers Under Rule 15c3-3 of the
Securities Exchange Act of 1934

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2006.

See accompanying independent auditors' report.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Schedule III

Supplemental Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Pioneer Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Pioneer Funds Distributor, Inc. (the Company) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
March 28, 2007

END